SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document
99.1	Press Release describing reorganization

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SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin President and Chief Financial Officer

Date: January 6, 2004

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FOR:	OPTIBASE, LTD.
OPTIBASE CONTACT:	Yael Paz +972 99709 255 yaelp@optibase.com
KCSA CONTACTS:	Jeff Corbin (212) 896-1214 jcorbin@kcsa.com	Lee Roth (212) 896-1209 lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. ANNOUNCES REORGANIZATION OF BUILDING BLOCKS BUSINESS UNIT

HERZLIYA, Israel and MOUNTAIN VIEW, CA, January 6, 2004 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital streaming solutions over broadband networks, today announced that it has reorganized its Building Blocks business unit, eliminating 15 positions. This reorganization is part of an effort to increase the efficiency and profitability of the business unit, which is responsible for Optibase’s legacy content creation and Enterprise products, and is expected to result in annual cost savings of approximately $1 million.

Zvi Halperin, President and CFO of Optibase said, “While decisions such as this are never easy, we felt that these changes were necessary to maximize long term growth and profitability, not only for our Building Blocks business unit but for Optibase as a whole. We believe that significant opportunities exist for our products and that, following the implementation of these changes, the business unit will be better positioned to capitalize on these opportunities as they arise. We remain committed to the ongoing success of Building Blocks and expect to continue our investment in the business unit and the development, sales and marketing of its products going forward.”

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s Registration Statement on Form F-1, F-4 and F-20.

This release and prior releases are available on the Company’s Web site at www.optibase.com.
This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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